As filed with the Securities and Exchange Commission on November 28, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Merafe Resources Limited
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

South Africa
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Depositary Management Corporation
570 Lexington Avenue, 44th Floor
New York, NY 10022
(212) 319-4800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 40 Ordinary Shares of Merafe Resources Limited	100,000,000	$0.05	$5,000,000	$153.50
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS
PROSPECTUS
The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Supplemental Agreement to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (15)

	(iii)	The collection and distribution of dividends	Paragraph (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (12), (14) and (15)

	(v)	The sale or exercise of rights	Paragraphs (2), (6), (13), (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (13) and (16)

	(vii)	Amendment, extension or termin-ation of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3) and (4)

	(x)	Limitation upon the liability of the depositary	Paragraphs (6), (10), (15), (16), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2. AVAILABLE INFORMATION	Paragraph (12)

(a) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Merafe Resources Limited will submit to the Commission or otherwise publish on its website (leemanpaper.com) such notices, reports and communications which are required to be submitted to the Commission by Rule 12g3-2(b) of the Exchange Act. To the extent submitted to the Commission, such notices, reports and communications may be inspected and copied at the public reference facilities maintained by the Commission located at the date of this Agreement at 100 F Street, N.E., Washington, D.C. 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Deposit Agreement, dated as of         , 2007, by and among Merafe Resources Limited, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. - Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Merafe Resources Limited, Deutsche Bank Trust Company Americas, as successor depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 27, 2007.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing 40 ordinary shares of Merafe Resources Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Susan Hayashi
Name:	Susan Hayashi
Title:	Director

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, Merafe Resources Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the South Africa on November 2, 2007.

MERAFE RESOURCES LIMITED

By:	/s/ Mr. Steve Phiri
	Name:	Mr. Steve Phiri
	Title:	Chief Executive Officer

Know all persons by these present that each officer or director whose signature appears below constitutes and appoints each of the directors named below, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities indicated on November 2, 2007.

Signatures	Capacity

/s/ Mr. Steve Phiri	Chief Executive Officer
Mr. Steve Phiri

/s/ Mr. Stuart Elliot	Finance and new Business Director (principal financial officer)
Mr. Stuart Elliot

/s/ Mr. Zed van der Walt	Technical Director
Mr. Zed van der Walt

/s/ Mr. Bruce McBride	Commercial Director
Mr. Bruce McBride

/s/ Mr. Chris Molefe	Chairman
Mr. Chris Molefe

/s/ Ms. Joyce Matlala	Non-Executive Director
Ms. Joyce Matlala

/s/ Ms. Lebo Mogotsi	Non-Executive Director
Ms. Lebo Mogotsi

/s/ Mr. Tlamelo Ramantsi	Non-Executive Director
Mr. Tlamelo Ramantsi

/s/ Mr. Mzila Mthenjane	Non-Executive Director
Mr. Mzila Mthenjane

/s/ Ms. Meryl Mamathuba	Non-Executive Director
Ms. Meryl Mamathuba

/s/ Mr. Scott A. Ziegler	Authorized Representative in the United States
Mr. Scott A. Ziegler

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Deposit Agreement

(d)	Opinion of counsel to the Depositary